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For Immediate Release

Bell Canada announces offering of MTN Debentures

MONTRÉAL, March 9, 2011 – Bell Canada today announced the public offering of Cdn $1 billion of Medium Term Debentures (MTN Debentures), pursuant to its medium term debenture program. The 4.40% MTN Debentures, Series M-22, will be dated March 16, 2011, will mature on March 16, 2018 and will be issued at a price of Cdn $99.916 per $100 principal amount for a yield to the investor of 4.414% per annum compounded semi-annually. The MTN Debentures will be fully and unconditionally guaranteed by Bell Canada’s parent, BCE Inc.

The net proceeds of this offering are intended to be used towards the overall financing of our acquisition of CTVglobemedia Inc., which is expected to close early in the second quarter of 2011.

The MTN Debentures are being offered in all provinces of Canada through a syndicate of agents. Closing of the offering is expected to occur on March 16, 2011. Bell Canada will file a pricing supplement relating to this issue with the various securities regulatory authorities in all provinces of Canada.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities within the United States, and there shall be no offer, solicitation or sale of securities of Bell Canada in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities mentioned in this news release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the completion of the proposed sale of MTN Debentures and the use of the net proceeds of such sale. Such forward-looking statements are subject to important risks, uncertainties and assumptions, and accordingly the results or events predicted in these forward-looking statements may differ materially from actual results or events. The timing and completion of the proposed sale of the MTN Debentures is subject to customary closing conditions and other risks and uncertainties. As a result, we cannot guarantee that any forward-looking statement will materialize. The forward-looking statements contained in this news release are made as of the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statement contained in this news release whether as a result of new information, future events or otherwise.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs, including Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services.

Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For information on Bell products and services, please visit www.bell.ca. For BCE corporate information, please visit www.bce.ca. The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit bell.ca/letstalk.

Media inquiries
Marie-Ève Francoeur
Bell Media Relations
514-391-5263
marie-eve.francoeur@bell.ca

Investor inquiries
Thane Fotopoulos
BCE Investor Relations
514-870-4619
thane.fotopoulos@bell.ca